
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 15, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 15, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Super Micro Computer, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Depositary Shares, each representing a 1/20th interest in a share of

7.00% Series A Mandatory Convertible Preferred Stock, par value

$0.001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature]